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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NEXUS TELOCATION SYSTEMS LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.03 PER SHARE

(Title of Class of Securities)

M74919107

(CUSIP Number)

Doron Feinberg, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M74919107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Technologies (1997) Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 134,971 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 134,971 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,971 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.14%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,223,176 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,223,176 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,223,176 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.29%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,449,043 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,449,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,043 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.19%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with  respect to the ordinary shares, par value New Israeli Shekel 0.03 per share, of Nexus Telocations Systems Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.03 per share (the “Ordinary Shares”), of Nexus Telocations Systems Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at 1 Korazin St. Givatayim, 53583, Israel.  The Ordinary Shares are traded only on the National Association of Securities Dealers Automatic Quotation System (the “NASDAQ”) – Small Capitalization Stocks.

Item 2.	Identity and Background
(a), (b) and (c):The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Clal Industries and Technologies (1997) Ltd. (“Clal Technologies”),  an Israeli corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Technologies is a holding company whose principal holdings are in the industrial and technology sectors. Clal Technologies owns directly Ordinary Shares of the Issuer.

(2)           Clal Industries and Investments Ltd. (“Clal Industries”),  an Israeli public corporation with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, Clal Industries owned all the outstanding shares of Clal Technologies. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries’s control of Clal Technologies, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Technologies.

(3)           IDB Development Corporation Ltd. (“IDB Development”),  an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest in Clal Industries and as of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. IDB Development owns directly Ordinary Shares of the Issuer. By reason of IDB Development’s control of Clal Industries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries and Clal Technologies.

(4)           IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal Industries, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by IDB Development,  Clal Industries and Clal Technologies.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (4) above:
(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private

Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and Clal.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed;

and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Technologies, Clal Industries and IDB Development.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Industries, (ii) Clal Technologies, (iii) IDB Holding and (iv) IDB Development are set forth in Exhibits A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

(1)           Clal Industries and Clal Technologies entered into a Share Purchase Agreement with the Issuer on April 13, 1998 (the “Share Purchase Agreement”), pursuant to which Clal Industries and Clal Technologies jointly acquired an aggregate of 450,000 Ordinary Shares of the Issuer at the price of $5.50 per share, or $2,475,000 in the aggregate. The Share Purchase Agreement attached as exhibit 12 and incorporated herein by reference.

In addition, on April 13, 1998 Clal Technologies acquired from Yozma Polaris Fund L.P., Leader Underwrites Ltd. And Dovrat Shrem & Co. Ltd., 152,752, 50,387 And 296,861 Ordinary Shares of the Issuer, respectively, at the price of $5.25 per share, or $2,625,000 in the aggregate. Clal Technologies also acquired an aggregate of

164,000 Ordinary Shares of the Issuer in open market transactions, from April 2, 1998 through April 6, 1998, at prices ranging from $5.500 to $5.875 per share. The Ordinary Shares acquired through April 13, 1998 were founded out of working capital of Clal Industries.

(2)           On various dates from May 29, 1998 through June 16, 1998, Clal (Israel) Ltd. (“Clal Israel”) (an Israeli corporation which was a Reporting Person until July 13, 2000, when it merged into IDB Development and ceased to exist) acquired an aggregate of 206,000 Ordinary Shares of the Issuer in open market transactions at prices ranging from $6.75 to $7.00 per share. The Ordinary Shares acquired through June 16, 1998 were funded out of working capital of Clal Israel.

(3)           On various dates from June 19, 1998 through July 5, 1998, Clal Israel acquired an aggregate of 269,000 Ordinary Shares of the Issuer in open market transactions at prices ranging from $6.75 to $7.00 per share. The Ordinary Shares acquired through July 5, 1998 were funded out of working capital of Clal Israel.

(4)           On various dates from July 5, 1998 through December 27, 1998, Clal Israel acquired an aggregate of 178,600 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $2.719 to $6.500 per share.  The cost of the 178,600 Ordinary Shares was funded out of working capital of Clal Israel.

On various dates from August 27, 1998 through September 2, 1998, Clal Technologies acquired an aggregate of 89,500 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $5.063 to $5.313 per share. The cost of the 89,500 Ordinary Shares was funded out of working capital of Clal Industries.

(5)           On December 30, 1998, Clal Technologies sold 753,500 Ordinary Shares of the Issuer, constituting all the Ordinary Shares of the Issuer owned by it, to Clal Industries at price of $2.75 per share in a privately negotiated transaction. As of December 30, 1998, Clal Technologies no longer held beneficially or of record, Ordinary Shares of the Issuer. Clal Technologies did not acquire any Ordinary Shares of the Issuer until July 23, 2001, as discussed below.

(6)           On January 11, 2000, Clal Israel acquired 103,200 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at price of $2.500 per share. The cost of the 103,200 Ordinary Shares was funded out of working capital of Clal Israel.

On January 11, 2000, Clal Industries acquired 102,722 Ordinary Shares and on February 29, 2000, Clal Industries acquired 69,278 Ordinary Shares in open market transactions on the NASDAQ at price of $2.512 per share. The cost of the 172,000 Ordinary Shares was funded out of working capital of Clal Industries.

(7)           On various dates from March 13, 2000 through March 20, 2000, Clal Israel sold an aggregate of 148,000 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $6.938 to $9.500 per share.

(8)           On April 4, 2001, the Issuer made a reverse split on basis of the rate of 1:3 and as a result of the reverse split Clal Industries held 458,500 Ordinary Shares of the Issuer and IDB Development held 225,867 Ordinary Shares of the Issuer.

(9)           On July 23, 2001, Clal Industries received 629,705 Ordinary Shares of the Issuer and Clal Technologies received 134,971 Ordinary Shares of the Issuer as part of distribution of a dividend in kind of all of the Ordinary Shares of the Issuer held by BVR Technologies Ltd. (“BVR”).

Item 4.	Purpose of Transaction
(1) The purchase of Ordinary Shares of the Issuer by Clal Industries and Clal Technologies was for investment purposes only.

Pursuant to a shareholder agreement, dated April 13, 1998, between Clal Industries, Clal Technologies and BVR (the “Shareholders Agreement”) for as long as Clal Industries and/or Clal Technologies (for this purpose, “Clal”) holds at least 5% of the issued capital of the Issuer, BVR agrees to vote in favor of a nominee proposed by Clal to be a member of the Board of Directors of the Issuer and any of its material subsidiaries. The member shall be entitled to serve as a member of any committee of such board. For as long as Clal holds at least 20%, BVR agrees to vote in favor of a second nominee proposed by Clal. For as long as BVR holds at least 25% of the issued capital of the Issuer and BVR’s holding of the issued capital is greater than Clal’s, Clal agrees to vote in favor of all nominees proposed by BVR to be members of the Board of Directors of the Issuer. For as long as BVR holds at least 20%, Clal agrees to vote in favor of two nominees proposed by BVR. For as long as BVR holds at least 5%, Clal agrees to vote in favor of one nominee proposed by BVR.  The Shareholders Agreement attached as exhibit 13 and incorporated herein by reference.

(2)           The purchase of Ordinary Shares of the Issuer by Clal Israel was for investment purposes. The Reporting Persons may purchase additional Ordinary Shares of the Issuer or dispose of Ordinary Shares of the Issuer if they deem it to be in their best interest.

Item 5.	Interest in Securities of the Issuer
(1) As of April 13, 1998:

As a result of the open market purchases and private purchases made by Clal Technologies and the joint purchases made by Clal Technologies and Clal Industries pursuant to the Share Purchase Agreement, Clal Technologies was the direct owner of 1,114,000 Ordinary Shares of the Issuer, including 450,000 owned jointly with Clal Industries. As a result of the direct ownership of Ordinary Shares of the Issuer by Clal Technologies and Clal Industries, and the direct ownership of shares of BVR, which owned at that time 3,964,201 Ordinary Shares of the Issuer, Clal Technologies, Clal Industries, Clal Israel, IDB Development and IDB Holding were the beneficial owners of 5,078,201 Ordinary Shares of the Issuer, constituting approximately 42.02% of the Ordinary Shares of the Issuer advised to be outstanding as of April 13, 1998.

During the 60 days proceeding April 13, 1998, Clal Technologies made the following purchases of Ordinary Shares of the Issuer in open market transactions on Nasdaq:

Date	Amount of Ordinary Share	Price Per Share
April 2, 1998	11,500	$5.625
April 2, 1998	7,500	$5.688
April 3, 1998	5,000	$5.625
April 6, 1998	100,000	$5.500
April 6, 1998	10,000	$5.688
April 6, 1998	30,000	$5.875

(2) As of June 16, 1998:

Clal Technologies was the direct owner of 1,114,000 Ordinary Shares of the Issuer, including 450,000 owned jointly with Clal Industries. As a result of the direct ownership of such 1,114,000 Ordinary Shares of the Issuer by Clal Technologies and Clal Industries, and the direct ownership of shares of BVR at such time, which owned 3,964,201 Ordinary Shares of the Issuer, as of June 16, 1998, Clal Technologies and Clal Industries shared the power to vote and dispose of 5,078,201 Ordinary Shares of the Issuer, constituting approximately 42.02% of the Ordinary Shares of the Issuer advised by the Issuer to be outstanding as of June 16, 1998. As a result of the open market purchases made by Clal Israel, as of June 16, 1998, Clal Israel was the direct owner of 206,000 Ordinary Shares of the Issuer. Accordingly, as of June 16, 1998, Clal Israel, IDB Development and IDB Holding shared the power to vote and dispose of 5,284,201 Ordinary Shares of the Issuer, constituting approximately 43.72% of the Ordinary Shares of the Issuer advised by the Issuer to be outstanding as of June 16, 1998.

During the 60 days proceeding June 16, 1998, Clal Israel made the following purchases of Ordinary Shares of the Issuer in open market transactions on Nasdaq:

Date	Amount of Ordinary Shares	Price Per Share
May 29, 1998	1,300	$7
June 1, 1998	86,000	$6.86
June 2, 1998	5,000	$6.88
June 3, 1998	6,500	$7.00
June 4, 1998	9,200	$7.00
June 8, 1998	10,000	$7.00
June 8, 1998	3,500	$6.97
June 9, 1998	20,000	$7.00
June 10, 1998	9,000	$6.94
June 10, 1998	2,500	$6.88
June 10, 1998	4,000	$6.84
June 11, 1998	17,500	$7.00
June 12, 1998	25,000	$7.00
June 15, 1998	1,500	$6.75
June 16, 1998	5,000	$6.75

(3) As of July 5, 1998:

Clal Technologies was the direct owner of 1,114,000 Ordinary Shares of the Issuer, including 450,000 owned jointly with Clal Industries. As a result of the direct ownership of such 1,114,000 Ordinary Shares of the Issuer by Clal Technologies and Clal Industries, and the direct ownership of shares of BVR, at such time, which owned 3,964,201 Ordinary Shares of the Issuer, as of July 5, 1998, Clal Technologies and Clal Industries shared the power to vote and dispose of 5,078,201 Ordinary Shares of the Issuer, constituting approximately 42.02% of the Ordinary Shares of the Issuer advised by the Issuer to be outstanding as of July 5, 1998. As of July 5, 1998, Clal Israel was the direct owner of 475,000 Ordinary Shares of the Issuer. Accordingly, as of July 5, 1998, Clal Israel, IDB Development and IDB Holding shared the power to vote and dispose of 5,553,201 Ordinary Shares of the Issuer, constituting approximately 45.95% of the Ordinary Shares of the Issuer advised by the Issuer to be outstanding as of July 5, 1998.

During the period from June 17, 1998 (the day after the last transaction reported before) through July 5, 1998, Clal Israel made the following purchases of Ordinary Shares of the Issuer in open market transactions on Nasdaq:

Date	Amount of Ordinary Shares	Price Per Share
June 19, 1998	5,000	$6.75
June 22, 1998	13,500	$6.75
June 25, 1998	500	$6.69
July 5, 1998	250,000	$7.00

Information provided at the time to such Reporting Persons indicate that except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since June 16, 1998.
(4) As of October 20, 2001:

During the period from July 5, 1998 through February 29, 2000, Clal Technologies, Clal Industries and Clal Israel made the following purchases of Ordinary Shares of the Issuer, all of which were made in open market transactions on the NASDAQ:

Name of Company	Date	Amount of Ordinary Shares purchased	Price Per Share
Clal Israel	July 5, 1998	25,000	$6.50
Clal Technologies	August 27, 1998	10,000	$5.313
Clal Technologies	August 31, 1998	15,000	$5.188
Clal Technologies	August 31, 1998	14,500	$5.063
Clal Technologies	September 2, 1998	50,000	$5.125
Clal Israel	September 9, 1998	5,000	$5.125
Clal Israel	September 10, 1998	24,000	$5.125
Clal Israel	September 11, 1998	11,000	$5.125

Name of Company	Date	Amount of Ordinary Shares purchased	Price Per Share
Clal Israel	October 18, 1998	2,500	$3.875
Clal Israel	October 20, 1998	17,000	$3.875
Clal Israel	October 22, 1998	5,000	$3.906
Clal Israel	October 27, 1998	8,000	$4.000
Clal Israel	October 28, 1998	3,000	$4.000
Clal Israel	December 24, 1998	3,700	$2.719
Clal Israel	December 27, 1998	74,400	$2.778
Clal Israel	January 11, 2000	103,200	$2.500
Clal Industries	January 11, 2000	102,722	$2.512
Clal Industries	February 29, 2000	69,278	$2.512

During the period from March 13, 2000 through March 20, 2000, Clal Israel made the following sales of Ordinary Shares of the Issuer, all of which were made in open market transactions on the NASDAQ:

Date	Amount of Ordinary Shares sold	Price Per Share
March 13, 2000	6,300	$9.125
March 13, 2000	100	$9.125
March 13, 2000	10,000	$9.250
March 13, 2000	6,100	$9.375
March 14, 2000	5,000	$9.063
March 14, 2000	10,000	$9.250
March 14, 2000	1,600	$9.375
March 14, 2000	5,000	$9.438
March 14, 2000	8,400	$9.500
March 15, 2000	5,000	$7.438
March 15, 2000	28,300	$7.500
March 15, 2000	3,500	$7.563
March 15, 2000	2,000	$7.625
March 15, 2000	3,500	$7.688
March 15, 2000	5,000	$7.875
March 16, 2000	1,000	$6.938
March 16, 2000	7,500	$7.000
March 16, 2000	5,000	$7.125
March 16, 2000	5,000	$7.250
March 16, 2000	2,600	$7.375
March 16, 2000	100	$7.438
March 16, 2000	2,500	$7.469
March 16, 2000	1,000	$7.484
March 16, 2000	5,500	$7.500
March 20, 2000	11,500	$7.125
March 20, 2000	4,000	$7.188
March 20, 2000	2,500	$7.219

Clal Technologies was the direct owner of 134,971 Ordinary Shares of the Issuer and Clal Industries was the direct owner of 1,088,205 Ordinary Shares of the Issuer. As a result of Clal Industries ownership of Clal Technologies, Clal Industries may have been deemed to share the power to vote and dispose of a total 1,223,176 Ordinary Shares of the Issuer, constituting approximately 11.23% of the Ordinary Shares then outstanding.

IDB Development was the direct owner of 225,867 Ordinary Shares of the Issuer. As of such date, IDB Development may have been deemed to share the power to vote and dispose of the 1,449,043 Ordinary Shares of the Issuer held by it, Clal Industries and Clal Technologies, constituting approximately 13.31% of the Ordinary Shares then outstanding and IDB Holding may have been deemed to share the power to vote and dispose of 1,449,043 Ordinary Shares of the Issuer, held by IDB Development, Clal Industries and Clal Technologies, constituting approximately 13.31% of the Ordinary Shares then outstanding.

After the distribution of a dividend in kind of all of the Ordinary Shares of the Issuer held by BVR, BVR no longer owned Ordinary Shares of the Issuer.

The Issuer advised at that time such Reporting Persons that there were 10,889,932 Ordinary Shares outstanding as of September 30, 2001. The percentages of Ordinary Shares outstanding set forth above in this section (4) are based on this number.

Information provided at the time to such Reporting Persons indicate that except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since July 5.
(5) As of May 19, 2003:

Clal Technologies was the direct owner of 134,971 Ordinary Shares of the Issuer or approximately 1.14% of the outstanding Ordinary Shares. Clal Technologies shares the power to vote and dispose of these Ordinary Shares.

Clal Industries was the direct owner of 1,088,205 Ordinary Shares of the Issuer. As a result of Clal Industries ownership of Clal Technologies, Clal Industries may be deemed to share the power to vote and dispose of a total 1,223,176 Ordinary Shares of the Issuer, constituting approximately 11.23% of the Ordinary Shares of the Issuer. Clal Industries shares the power to vote and dispose of these Ordinary Shares.

IDB Development was the direct owner of 225,867 Ordinary Shares of the Issuer. As a result of IDB Development ownership of Clal Industries, IDB Development may be deemed to share the power to vote and dispose of a total 1,449,043 Ordinary Shares of the Issuer, constituting approximately 13.31% of the Ordinary Shares of the Issuer. IDB Development shares the power to vote and dispose of these Ordinary Shares.

IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of the

1,449,043 Ordinary Shares held by Clal Technologies, Clal Industries and IDB Development, or approximately 13.31% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 11,889,932 Ordinary Shares outstanding as of March 31, 2003. The percentages of Ordinary Shares outstanding set forth above in this Section (5) are based on this number.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein and in Item 4 hereof, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the Share Purchase Agreement, so long as Clal Holds at least 5% of the issued capital of the Issuer, Clal has certain preemptive rights to acquire additional capital stock of the Issuer in order to maintain Clal’s proportionate holding of the Issuer’s share capital.

Item 7.	Material to Be Filed as Exhibits

Exhibits 1, 2 ,3 and 4	Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1)Clal Industries (2) Clal Technologies (3) IDB Holding and (4) IDB Development.

Exhibit 5-	Agreement dated June 22, 2003, between Clal Technologies and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Technologies.

Exhibit 6-	Agreement dated June 22, 2003, between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Industries.

Exhibit 7-	Agreement dated June 23, 2003, between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 8 -	Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Dankner.

Exhibit 9 -	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 10 -	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 11 -	Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 12-	Share Purchase Agreement dated April 13, 1998 between Clal Industries, Clal Technologies and Nexus Telocation Systems Ltd.

Exhibit 13-	Shareholders Agreement dated April 13, 1998 between Clal Industries, Clal Technologies and BVR Technologies Ltd.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: as of June 30, 2003

CLAL INDUSTRIES AND TECHNOLOGIES (1997) LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.

	By:	(Signed)

Rina Cohen and Arthur Caplan, authorized
signatories of IDB Holding Corporation Ltd. for
itself and on behalf of Clal Industries and
Technologies (1997) Ltd., Clal Industries and
Investments Ltd., IDB Development Corporation
Ltd., Nochi Dankner, Shelly Dankner-Bergman,
Avraham Livnat and Ruth Manor pursuant to the
agreements annexed as exhibit 5-11 to this
Schedule 13D.